2003 ANNUAL REPORT

Cardiome continues to make great strides. Without a doubt, 2003 was a year of achievement – a year in which we met the ambitious goals we set for ourselves, in and out of the clinic. We advanced our products according to schedule, initiated two late-stage clinical trials and submitted our first New Drug Application with the FDA. Beyond the clinic, we signed a US$68 million partnership agreement with Fujisawa Healthcare Inc. and completed two successful financings. All the elements are in place to see Cardiome transition into a new kind of company – evolving from an organization focused on lab-based drug discovery to one that is commercializing drugs that improve lives and serve important unmet medical needs.

Important 2003 Achievements

March 12 – Initiated Phase 2 study for oxypurinol
Patient dosing began in a Phase 2 study of oxypurinol to treat congestive heart failure.

April 10 – Completed $8 million financing
An $8 million bought deal private placement strengthened Cardiome’s balance sheet.

August 6 – Initiated Phase 3 study for RSD1235
Patient dosing began in the first Phase 3 efficacy study of RSD1235 for the acute treatment of atrial fibrillation and atrial flutter. This study is measuring the safety and efficacy of RSD1235 in 420 patients.

September 22 – Announced results of oxypurinol proof-of-principle study
Results from the first of three proof-of-principle clinical trials for oxypurinol confirmed the beneficial effects of oxypurinol on the endothelial dysfunction that often accompanies heart disease.

September 23 – Closed a $23 million financing
A $23 million bought deal financing ensures Cardiome has the flexibility to advance its corporate strategy.

October 16 – Signed a partnership agreement with Fujisawa
Management negotiated and signed a US$68 million strategic partnership with Fujisawa Healthcare to develop and commercialize intravenous RSD1235 for North American markets. This agreement affirms the value of Cardiome’s antiarrhythmic program and clinical development plans.

December 23 – Submitted NDA for oxypurinol to the FDA
Cardiome submitted an Orphan New Drug Application to the FDA for oxypurinol as a treatment for allopurinol-intolerant hyperuricemia (gout).

2004 Objectives

RSD1235 Program:

  Complete patient dosing for ACT 1, the first of three Phase 3 clinical trials for intravenous RSD12

  Initiate ACT 2, the second of three Phase 3 clinical trials for intravenous RSD1235
  Initiate ACT 3, the third Phase 3 clinical trials for intravenous RSD1235
  Begin Phase 1 clinical trials for oral RSD1235 for chronic treatment of atrial fibrillation patients.

OxyCHF Program:

  Complete patient enrolment in the Phase 2 clinical trial of oxypurinol in congestive heart failure
  Complete both the EXOTIC-EF and LAPLATA proof-of-principle studies of oxypurinol

List on a US stock exchange to broaden our shareholder base

Obtain FDA approval of our NDA (New Drug Application) for oxypurinol for treating allopurinol-intolerant gout

Quote: Alan M. Ezrin, Ph.D.
Chief Scientific Officer

“The initiation of the phase 3 program on RSD1235, along with the execution of the phase 2 clinical trial for oxypurinol were significant events in Cardiome’s development into a commercially driven late-stage cardiovascular company. We have set the stage for an eventful year in 2004 that will drive Cardiome’s lead programs that much closer to market. We are most encouraged by the upcoming milestones that will take RSD1235 to NDA by end of 2005 and reveal compelling clinical data in our CHF program.”

Accelerating our growth

With a strong balance sheet and a strategic partner for the late-stage antiarrhythmic RSD1235, Cardiome now has a strong foundation for future growth.

In 2003, Cardiome signed a partnership agreement that will help advance RSD1235 through the clinic and into the marketplace. This US$68 million partnership agreement with Fujisawa Healthcare Inc. validates Cardiome’s business and clinical strategy and is a significant event in the company’s evolution. The agreement covers the co-development and exclusive commercialization of the intravenous formulation of RSD1235 to treat atrial fibrillation and atrial flutter in North American markets.

Under the terms of the agreement, Cardiome received an upfront payment of US$10 million; additional payments totaling US$54 million will be made as specific development and commercialization milestones are achieved. Cardiome also has the right to place US$4M of equity with Fujisawa at a premium to the 30-day average market price at any time in the twelve months following the signing of the agreement. Fujisawa is responsible for 75 percent of all future clinical development costs while Cardiome remains responsible for the remaining 25 percent of costs.

Successful financings give us strength and flexibility

Cardiome is now in a strong financial position. Two successful financings during the year strengthened the balance sheet and confirmed the confidence of the financial markets in management’s strategy and the company’s potential. In April, Cardiome completed an $8 million bought deal private placement financing, followed by an additional $23 million bought deal in September.

As a result, Cardiome entered 2004 with $45 million in cash, providing the company with enough working capital to fund operations for the next two years. Cardiome now has the financial flexibility to fund and accelerate its promising clinical development programs.

A pipeline of products

Cardiome’s cardiovascular-focused pipeline includes a range of products – from drug compounds in early stages of clinical development to two products in late-stage clinical studies and another for which we have recently filed a new drug application.

Antiarrhythmic Program

RSD1235 Acute Use/Intravenous ________________________________ Phase III
RSD1235 Chronic Use/Oral _______________ Phase I
Kv1.5 ________________________ Development

Oxypurinol for Congestive Heart Failure and Gout

Oxypurinol CHF/Oral __________Phase II/III
Oxypurinol CHF/Intravenous ________________Phase II
Oxypurinol [Allopurinol intolerant hyperuricemia (gout)] ___________NDA Filed

Fujisawa – A strong partner for Cardiome

Fujisawa Healthcare Inc. is the US subsidiary of Fujisawa Pharmaceutical Co., Ltd., a leading Japan-based pharmaceutical company. Fujisawa Healthcare Inc. has a strong acute-care sales force in the US, and is committed to expansion of its already significant cardiovascular product line. Fujisawa and Japan’s third-largest pharmaceutical company, Yamanouchi Pharmaceutical Corp. have recently announced their intention to merge. Cardiome believes that the merger may further strengthen the sales capability of the combined company, benefiting potential RSD1235 sales.

Quote: Doug Janzen
Chief Financial Officer

“I am very encouraged by the progress we are making in penetrating US financial markets. We have been very active in meeting with institutional investors, investment banks and analysts in the US, and plan to list on NASDAQ by the end of 2004.”

RSD1235 moves into Phase 3 clinical studies in acute atrial fibrillation

Advancing according to schedule, Cardiome has now initiated the first of three planned Phase 3 clinical studies for intravenous RSD1235. This drug offers the potential to effectively treat atrial fibrillation – a condition that carries with it a high risk of stroke and increased risk of heart failure. Atrial fibrillation affects more than two million patients annually in North America*. In 2003, Cardiome signed a strategic partnership with Fujisawa for co-developing and commercializing RSD1235, taking the company one step closer to providing an innovative and safe treatment for those suffering from cardiovascular disease.

* American Heart Association – Heart Disease and Stroke Statistics – 2004 Update

Atrial fibrillation – a potentially life-threatening condition

Atrial fibrillation – the most common form of atrial arrhythmia – is a condition in which the atria (the upper chambers) of the heart beat rapidly and erratically. Untreated, it may cause stroke or congestive heart failure. More than seven million people experience atrial arrhythmia in North America, Europe and Japan each year, and the worldwide market for drugs to treat the condition is estimated at more than $1.5 billion.*

Existing drugs for atrial fibrillation raise a number of safety concerns, including the risk of ventricular fibrillation and the risk of suppressing cardiac function, as well as several non-cardiac side effects. A common treatment for recent-onset atrial fibrillation is by electrical cardioversion (electroshocking the heart), a traumatic and expensive procedure. Emergency-room physicians are therefore expected to welcome alternatives that are safe and effective.

An innovative approach to atrial fibrillation

RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. With this potentially unique and highly targeted mechanism of action, RSD1235 may have a better safety profile than existing drugs. Cardiome’s Phase 2 study completed in September 2002 showed that after 30 minutes, RSD1235 stopped atrial fibrillation in 61 percent of patients compared to only 5 percent for those who received a placebo. The drug was well tolerated and caused no significant adverse events.

Patient dosing in the initial Phase 3 study, ACT 1, began in August 2003. ACT 1 (Atrial arrhythmia Conversion Trial) is measuring the safety and efficacy of RSD1235 as an acute-use intravenous treatment for patients with recent onset atrial fibrillation.

Four hundred and twenty patients will participate in the ACT 1 study at 45 sites in the US, Canada and Scandinavia. The ACT 1 study will assess the ability of RSD1235 to safely return the heart to normal rhythm and will support Cardiome’s application for regulatory approval of RSD1235 in the US and Canada.

It is projected that results for ACT 1 will be available by the end of 2004.

The second Phase 3 study, ACT 2, will be initiated in March 2004. ACT 2 will focus on patients with atrial fibrillation and atrial flutter occurring after coronary artery bypass or valve replacement surgery.

Developing an oral formulation of RSD1235

RSD1235 also has the potential to be a beneficial therapeutic in oral form for the chronic treatment of atrial fibrillation relapse. In December 2002, a proof-of-concept oral dosing study demonstrated that RSD1235 was highly bioavailable, with approximately 70 percent of the orally administered RSD1235 found in the blood stream of the healthy volunteers who ingested the drug. RSD1235 is therefore an excellent candidate for oral administration.

In oral form, RSD1235 would be used as a prophylactic treatment for preventing atrial fibrillation relapse. Paroxysmal atrial fibrillation patients who had recently converted back to normal heart rhythm would take RSD1235 daily to maintain their normal heart rhythms. Cardiome is currently developing a slow-release formulation of RSD1235, and by the fourth quarter of 2004 intends to begin Phase 1 clinical trials for oral RSD1235 for chronic treatment of atrial fibrillation patients.

* Market Information – Decision Resources, Cardium Study # 51, July 2003.

Quote: Denis Roy, MD
Montreal Heart Institute, Professor and Chair, Department of Medicine, University of Montreal

“The lack of rapid, safe and efficacious treatment options for atrial fibrillation is becoming an increasingly urgent situation as the North American population ages. The successful progression of RSD1235 to the market will fulfill a large, unmet medical need. To this end, Cardiome is currently building upon their compelling phase 2 results for RSD1235 with one phase 3 clinical trial already underway and another two projected to be initiated within the year. The second study, ACT 2, will be particularly interesting as it will focus on an entirely different patient population, those who have undergone coronary artery bypass or valve replacement surgeries.”

Oxypurinol in phase 2 clinical trial for treating congestive heart failure

Oxypurinol is envisioned as both an acute and chronic treatment for congestive heart failure, and is now being tested in a 400 patient Phase 2 clinical trial. This study, called OPT-CHF, is assessing the effectiveness of oxypurinol in treating patients with late-stage congestive heart failure. Initial results from a smaller proof-of-principle study confirm Cardiome’s confidence in the program, and two additional proof-of-principle studies will deepen the company’s understanding of this drug’s potential.

Congestive heart failure: a serious and growing medical concern

Congestive heart failure is a life-threatening condition caused by the failure of the heart to pump enough blood to meet the body’s needs. More than 3.6 million people are diagnosed with the condition each year.* Prognosis is bleak, with mortality rates of 33 percent within one year of diagnosis and 70 percent within five years.

The market for drugs to treat congestive heart failure is large and growing – the market size is estimated to be $6 billion to $7 billion within the next several years. However, existing treatments are often ineffective and can exacerbate the underlying disease. Current treatments tend to focus on alleviating symptoms rather than addressing the deteriorating efficiency of the heart.

Oxypurinol may offer a new treatment option for congestive heart failure

Oxypurinol is in a class of drugs that improves cardiac efficiency by increasing the pumping action of the heart without proportionately increasing the heart’s oxygen consumption. It offers significant potential to alleviate the symptoms of congestive heart failure and potentially reduce the burden or morbidity and mortality.

In July 2003, Cardiome further strengthened its intellectual property position on oxypurinol, receiving a new patent that covers the use of the entire family of drugs known as xanthine oxidase inhibitors applied to contractile disorders of the heart. This broader patent coverage increases the commercial value of this potential breakthrough approach to treating congestive heart failure.

OPT-CHF (OxyPurinol Therapy for CHF) is a double-blinded, placebo-controlled trial designed to assess the effect of oxypurinol on improving symptoms and survival in 400 patients. Oxypurinol will be administered over a period of six months as an add-on therapy to existing medications.

The study will define the effectiveness of oxypurinol using significant clinical measures of efficacy such as death, worsening heart failure and re-hospitalization. Enrolment is expected to be complete by the fourth quarter of 2004, and results should be available in mid-2005.

Proof-of-principle studies enhance our knowledge of oxypurinol

Concurrent with the phase 2 trial, Cardiome is conducting three smaller proof-of-concept studies to observe endpoints such as cardiac output and exercise tolerance.

Results of the EXOTIC study completed at the Eppendorf Clinic at the University of Hamburg were announced in September. This study of 13 atherosclerotic patients showed that intravenous administration of oxypurinol improved vascular function in these subjects. These positive results may warrant initiating studies to evaluate whether oxypurinol may benefit patients with coronary artery disease.

Two other proof-of-concept studies are advancing Cardiome’s understanding of oxypurinol. The EXOTIC-EF study is focusing on the effect of oxypurinol on the performance of the left ventricle. Results of this study will be available in the third quarter of 2004.

The third proof-of-principle study, LA PLATA, is examining the effects of one month of orally dosed oxypurinol on exercise capacity and left ventricular performance. This study will be complete by the third quarter of 2004.

Submission of NDA for treating gout

The clinical development team has also been moving oxypurinol through the regulatory process as a potential orphan treatment for hyperuricemia (gout). In December 2003, Cardiome submitted a New Drug Application to the FDA to seek marketing approval for oxypurinol to treat patients who are intolerant to allopurinol, the first-line therapy for gout. The six-month review date for the NDA submission is June 23, 2004.

Approximately 3% of gout patients are intolerant to allopurinol and there are currently no therapeutic alternatives available for most of these patients. Data from more than 600 patients shows that oxypurinol may be a safe and effective treatment, lowering uric acid levels in the blood and urine by preventing the formation of uric acid. About 70% of the allopurinol-intolerant patients appear to tolerate oxypurinol very well.

* Market Information- Decision Resources, Cardium Study #36, September 2000.

Quote: Eduardo Marban, MD, Ph.D.
Chief of Cardiology, Professor of Medicine, Johns Hopkins Medicine

“Heart failure is one of the biggest causes of hospitalizations in Western society, and accounts for millions of deaths annually. Oxypurinol is the lead compound in a new class of drugs that promises to revolutionize heart failure therapy. As the first drug to combat ‘oxidative stress’, a major contributor to the progression of heart failure, oxypurinol promises to improve patient symptoms, decrease hospitalizations and perhaps even improve mortality. Cardiome holds the exclusive license for the use of oxypurinol in heart failure. As such, the company is poised to make an enormous impact on the treatment of this disease.”

To Our Shareholders…

2003 was an excellent year for Cardiome. It was a year in which we accomplished many milestones, and I am proud of the Cardiome team for their hard work and dedication to excellence. In 2003, all the operational units of Cardiome - clinical development, research, business development and finance - were successful in directly creating shareholder value. And creation of shareholder value is Cardiome’s prime objective.

For those of you who have been following Cardiome for some time, you have seen a significant increase in the value of your shares, which are currently worth more than double the price one year ago. Cardiome stock is increasingly liquid, averaging trading volumes of more than 200,000 shares per day in 2003. Our analyst coverage has increased to 12, with a ‘Top Pick’ rating by three. Leading Canadian and US investment banks have helped Cardiome increase our profile in the United States.

Since completing two financings and a partnership in 2003, Cardiome now has the capital to not only fund current operations, but to also pursue an aggressive business development strategy. In the clinical arena, our late-stage programs made significant progress in 2003. The initiation of Phase 3 studies for intravenous RSD1235 as well as a Phase 2 clinical trial for congestive heart failure advanced Cardiome’s mission of building the leading product-focused cardiovascular drug company. We also filed an Orphan Drug NDA for oxypurinol for treating allopurinol-intolerant hyperuricemia (gout) in December 2003.

The CHF program has become an increasingly important feature of our clinical development pipeline. The speed with which we acquired and subsequently developed this program reflects well on the abilities of our clinical development team. We believe that the value of the CHF program is not yet reflected in our current market capitalization. The proof of principle data anticipated in the third quarter of 2004 will be important value drivers for this program.

The RSD1235 program was an outstanding area of achievement in 2003. With the initiation of Phase 3 clinical studies in August, Cardiome’s pipeline now boasts three late-stage products, two in large underserved medical markets. We will continue to push the RSD1235 program forward through the initiation of two additional Phase 3 clinical trials in 2004. We expect that these trials will validate our belief that RSD1235 is a safe, fast and efficacious drug for the acute treatment of atrial fibrillation.

The successes in the IV RSD1235 program have not in any way slowed our efforts to take the drug into the oral chronic-use arena. Cardiome made good progress in 2003 in developing a slow-release formulation of RSD1235, and expects to begin clinical development in 2004.

Our business development activities are a true team effort, utilizing the talents of several functional groups within Cardiome. This has been a particularly productive year in that regard. The partnership with Fujisawa Healthcare Inc. for the North American rights to intravenous RSD1235 will be extremely valuable in facilitating our mission to deliver better, safer drugs to patients as quickly as possible. Fujisawa, with its respected cardiovascular program and dedicated in-hospital sales force, will be a strong partner to support our increased clinical activity in the RSD1235 atrial fibrillation program. And with that transaction, we have assigned only the North American IV rights to RSD1235, retaining the rest-of-world IV rights and global oral rights.

Speaking personally for a moment, I cannot emphasize enough my appreciation for the efforts of the whole Cardiome team. As a small group of committed individuals (less than 50 employees), they have delivered results in 2003 that are the envy of much larger companies. I know I speak for the whole management team and board of directors in thanking them for their creativity, effort and commitment to Cardiome’s success.

Likewise, we also recognize the trust and confidence exhibited by our shareholders without which we would not be the strong company that we are today. We remain committed to honoring that confidence by providing superior investor returns in 2004 and thereafter. Having accomplished all we set out to do in 2003, I have every confidence that we will continue to perform, capitalizing on the strong foundation we have established. We have outstanding drug candidates, the plans are in place to further our programs, and we have in hand the appropriate resources. We look to 2004 as the year in which the broad investment community fully recognizes the value of what we are building here at Cardiome.

Publications Highlight Opportunities for RSD1235 & Oxypurinol in the areas of atrial fibrillation and congestive heart failure

Update: Cardiac Electrophysiology Review 2003; 7: 208-210.
American Heart Journal 2002; 144:597-607

Congestive Heart Failure (CHF) and Atrial Fibrillation (AF) are important problems in Cardiology. These two conditions often co-exist in the same patient, since AF can lead to CHF and vice versa. Non-randomized studies suggest that AF is independently associated with increased mortality in patients with heart failure.

Dr. Denis Roy and the AF-CHF Trial Investigators are currently conducting a multicenter trial that will randomize 1450 patients with CHF and AF with the primary objective to determine whether restoring and maintaining sinus rhythm reduces mortality as compared with a rate-control strategy in these patients. This study had enrolled 960 patients as of December 2003, and is expected to complete enrolment in September 2004, with a minimum follow-up of 2 years.

This is especially important as it examines the increasing awareness of the role of AF in the health of patients with CHF.

Journal of the American College of Cardiology 2004; 43:742-748.

Researchers at the Texas Heart Institute compared the outcomes for patients following coronary artery bypass graft (CABG) surgery who developed atrial fibrillation (AF) (n=994) with those who did not (n=5,481) from January 1993 to December 1999 at their hospital. Post-operative AF was associated with greater in-hospital mortality (odds ratio [O.R] 1.7, p=0.0001), more strokes (O.R. 2.02, p=0.0001), prolonged hospital stays (14 vs. 10 days, p<0.0001), and a reduced incidence of myocardial infarction (O.R. 0.62, p=0.01). At four to five years follow-up, survival was worse in patients who developed post-operative AF (74% vs. 87%, p<0.0001).

This retrospective study highlights the need to treat AF if it develops following cardiac surgery.

Journal of Physiology 2004; 555.3:589-606

In a review published in the Journal of Physiology by Cristine Berry and Joshua Hare of John’s Hopkins University, the role of xanthine oxidase inhibitors in cardiovascular disease is examined. The review states that there is substantial evidence that oxidative stress participates in the pathophysiology of cardiovascular disease. Xanthine oxidase (XO) is implicated as a source of reactive oxygen species in the cardiovascular system, and there is growing awareness that XO also participates in endothelial dysfunction, hypertension and heart failure. Importantly, the XO inhibitor oxypurinol attenuates dysfunction caused by XO in these disease states. Attention to the broader range of XO bioactivity in the cardiovascular system has prompted initiation of several randomized clinical outcome trials, particularly for congestive heart failure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our audited consolidated financial statements and related notes included thereto. We changed our fiscal year end from November 30 to December 31, effective December 31, 2003. Accordingly, the following is a discussion of the consolidated financial position, results of operations and cash flows of the thirteen month period ended December 31, 2003 (“fiscal 2003”). All amounts are expressed in Canadian dollars unless otherwise indicated.

OVERVIEW

Cardiome Pharma Corp. is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. We have two programs focused on arrhythmia, one on congestive heart failure (“CHF”), and one on the treatment of allopurinol intolerant hyperuricemia (gout).

Arrhythmias are disturbances in heart rate and rhythm. There are two broad types of arrhythmia: atrial arrhythmia and ventricular arrhythmia. Atrial arrhythmias affect the two upper chambers of the heart and are less life-threatening but more widespread than ventricular arrhythmias. Ventricular arrhythmias affect the two lower chambers of the heart and are life-threatening. Our antiarrhythmic projects treat atrial arrhythmias.

Congestive heart failure is a condition characterized by an inability of the heart to pump blood at a rate sufficient to support the body's needs. An imbalance between the ability of the left ventricle to pump blood, called ventricular performance and the speed that the heart tissue can metabolize the oxygen contained in the blood, called myocardial oxygen consumption, leads to an impairment of the heart's ability to contract.

The following table summarizes our product candidates, their therapeutic focus and their stage of development:

Product
Candidate	Therapeutic Focus	Stage of Development
RSD1235	Atrial Arrhythmia (intravenous)	Phase III clinical trial initiated
RSD1235	Atrial Arrhythmia (oral)	Pre-clinical
Oxypurinol	Congestive Heart Failure	Phase II/III clinical trial initiated
Oxypurinol	Allopurinol Intolerant Hyperuricemia (gout)	New Drug Application Filed

CORPORATE DEVELOPMENT

Following the successful completion of its Phase II clinical trial on the intravenous application of RSD1235 and acquisition of Cardiome, Inc. (formerly Paralex, Inc.) in 2002, we continued to focus on the execution of its business strategy. We accomplished the following significant milestones during fiscal 2003:

  Initiation of a Phase II/III clinical trial, called OPT-CHF, on the oral application of oxypurinol to CHF. OPT-CHF will study 400 patients with moderate to severe symptomatic heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol.

  Initiation of a Phase III clinical trial, called ACT 1, on the intravenous application of RSD1235. This is the first of the three Phase III clinical trials we plan to conduct to support the application for regulatory approval of RSD1235 in the United States and Canada. ACT 1 will involve studies in 420 patients and will provide data on the level of safety and efficacy of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter.

  Submission of a New Drug Application (“NDA”) to the U.S. Food and Drug Administration (“FDA”) seeking marketing approval for oxypurinol for the treatment of gout.

  Completion of two equity financings, resulting in gross proceeds of $31 million. We closed a private placement of special warrants for total gross proceeds of $8 million and a public offering of common shares for total gross proceeds of $23 million in April 2003 and September 2003, respectively. The details of these transactions are described in note 10 to the audited consolidated financial statements.

  Completion of a US$68 million (Cdn $90 million) North American collaborative partnership agreement with Fujisawa Healthcare, Inc. (“Fujisawa”), for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. The financial terms of the partnership are described in note 12 to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in note 16 to the audited consolidated financial statements for the period ended December 31, 2003. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include the assessment of net recoverable value of technology licenses and patents, reporting of revenue recognition and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

  Revenue recognition

  Research and development costs
  Intangible assets
  Stock-based compensation

Revenue recognition

Revenue to date has primarily been derived from research collaborative fees and licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements. Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in this estimate could have a material impact on earnings.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

Intangible assets

Intangible assets are comprised of purchased technology licenses and patent costs. Technology licenses, including those acquired in exchange for the issuance of equity instruments issued by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years. We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on earnings. We evaluate the recoverability of technology licenses on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, exceed the carrying value of the underlying technology, the excess amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

Stock-based compensation and other stock-based payments

Effective December 1, 2002, we have elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) new Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This standard requires that all stock-based awards be measured and recognized using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black Scholes Option Pricing Model and is amortized over the vesting terms. Prior to the adoption of this standard, no compensation expense was recognized for stock options issued. The change in this accounting policy did not result in any adjustment to our opening deficit balance on December 1, 2002. For fiscal 2003, we recorded approximately $2.0 million and $0.1 million of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees respectively.

RESULTS OF OPERATIONS

For the thirteen months ended December 31, 2003 (“fiscal 2003”), we recorded a net loss of $19.9 million ($0.63 per common share) compared to a net loss of $14.0 million ($0.60 per common share) and $7.2 million ($0.69 per common share) for the years ended November 30, 2002 (“fiscal 2002”) and November 30, 2001 (“fiscal 2001”), respectively. Since our formation in 1986, we have incurred a cumulative deficit of $64.3 million. The increase in net loss in fiscal 2003, as compared to fiscal 2002, was mainly due to the inclusion of an additional month of operating expenditures as a result of the change of fiscal year-end, the adoption of the new accounting policy for stock-based compensation and the expanded research and development activities as described below. Stock based compensation increased the loss and loss per share for fiscal 2003 by $2.1 million and $0.06 per common share, respectively. The increased research and development activities were the primary factors for the increase in operating loss in fiscal 2002, as compared to fiscal 2001. The results of operations were in line with management’s expectations.

We expect losses to continue for at least two fiscal years as we invest in our product research and development, including pre-clinical studies, clinical trials and regulatory compliance.

Revenues

Total revenue for fiscal 2003 increased to $6 million, compared to $1.8 million and $0.2 million for fiscal 2002 and fiscal 2001, respectively.

Licensing fees represent the amortization of deferred revenue related to upfront payments from our collaborative partners. We generated $1.4 million of licensing fees for fiscal 2003, compared to $1.5 million and $0.2 million for fiscal 2002 and fiscal 2001, respectively. The current year decrease was mainly due to the recognition of the remaining balance of unamortized deferred revenue related to the upfront payment from our former collaborative partner, AstraZeneca A.B. in fiscal 2002, as the licensing agreement between the two parties was terminated in June 2002. This was offset by the amortization of deferred revenue related to the $13.1 million (US$10 million) of upfront payment from our new collaborative partner, Fujisawa, in fiscal 2003. The recognition of the unamortized balance of deferred revenue related to the upfront payment from AstraZeneca A.B. was the primary reason for the increase in licensing fees for fiscal 2002 compared to fiscal 2001.

Research collaborative fees were $4.7 million for fiscal 2003, compared to $0.3 million and $30,448 for fiscal 2002 and 2001, respectively. The current year increase was mainly attributable to the research and development cost recovery from Fujisawa of $3.1 million ($Nil for fiscal 2002), $0.7 million for project management services provided to Fujisawa ($Nil for fiscal 2002), and the increase of $0.6 million for research services provided to UCB Farchim S.A. The increase in fiscal 2002, as compared to fiscal 2001, was primarily due to the fees charged for research services provided to UCB Farchim S.A. ($Nil for fiscal 2001).

Subsequent to December 31, 2003, we received notification from UCB indicating that UCB had no intention to extend its research service contract beyond March 2004. UCB is evaluating if it will advance any compound from our previous anti-tussive program to clinical trial. We will recognize the remaining balance of $0.9 million of deferred revenue associated with this contract in the first quarter of fiscal 2004.

We expect to continue receiving project management fees and development cost reimbursements from Fujisawa. We will continue to recognize as revenue the amortization of deferred revenue related to the upfront payment from our collaboration and license agreement with Fujisawa. We may also receive a milestone payment from Fujisawa in fiscal 2004. Depending on the FDA’s decision on the commercialization of oxypurinol for the treatment of gout, we may generate some product revenue or royalties from oxypurinol for the treatment of gout. We are evaluating our strategy for the distribution of oxypurinol for the treatment of gout, considering whether to sell oxypurinol directly or enter into other marketing arrangements. We may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or close a new licensing or collaborative research and development agreement.

Research and Development Expenditures

Research and development expenditures were $16.9 million for fiscal 2003, compared to $9.8 million and $5.2 million for fiscal 2002 and fiscal 2001, respectively. The increase of $7.1 million in research and development expenditures in fiscal 2003, as compared to fiscal 2002, was primarily due to the inclusion of an additional month of operating expenditure as a result of the change of fiscal year-end, stock-based compensation of $0.7 million and the expanded activities in the following projects:

1)

RSD1235 Intravenous Project
During fiscal 2001, we initiated and completed a Phase I clinical study and started its preparation work for a Phase II clinical trial, called CRAFT. We successfully completed the CRAFT trial in fiscal 2002. We began its work on two Phase III clinical studies, ACT 1 and ACT 2, in fiscal 2003. Patient recruitment for ACT 1 initiated in August 2003 while preparation work for ACT 2 started in November 2003. As a result of these expanded activities, we incurred an additional operating expenditure of $1.4 million and $1.2 million in this project for fiscal 2003 and fiscal 2002 respectively, as compared to those incurred for the immediate preceding fiscal period. In accordance with our collaboration and licensing agreement with Fujisawa, we would recover $3.1 million of expenditures related to ACT 1 and ACT 2, from Fujisawa. These expense recoveries were recorded as research collaborative fees.

2)

RSD1235 Oral Project
We started development of RSD1235 as an oral drug candidate and initiated our proof of concept study, oral absorption study in fiscal 2002. In fiscal 2003, we continued to work on the oral absorption study and initiated our oral formulation work in fiscal 2003. The expanded activities resulted in an additional operating expenditure of $0.2 million in this project for both fiscal 2003 and fiscal 2002, as compared to those incurred for the immediate preceding fiscal period.

3)

Oxypurinol CHF Project
Following the acquisition of this project in March 2002, we initiated OPT-CHF, a Phase II/III clinical study, and worked on three proof-of-concept studies, called EXOTIC, EXOTIC-EF and LaPlata in fiscal 2003. OPT-CHF and LaPlata study the oral application of oxypurinol for the treatment of CHF, while EXOTIC and EXOTIC-EF test the intravenous application of oxypurinol for the treatment of CHF. We reported a favourable result from our EXOTIC study in September 2003. During fiscal 2002, we focused our operation in obtaining regulatory work to advance this project directly to Phase II clinical study, bypassing a usual Phase I safety study. The expanded activities resulted in an additional operating expenditure of $1.2 million and $2.1 million in this project for fiscal 2003 and fiscal 2002 respectively, as compared to those incurred for the immediate preceding fiscal period.

4)

Oxypurinol Gout Project
Following the acquisition of this project in fiscal 2002, we reanalyzed the clinical data generated by ILEX Oncology, Inc., and focused our operation on the regulatory work for marketing approval of oxypurinol. We completed our regulatory work and submitted an NDA to the FDA in December 2003. The expanded activities resulted in an additional operating expenditure of $3.6 million and $0.8 million in this project for fiscal 2003 and fiscal 2002, respectively.

5)

Other Pre-clinical Projects
In fiscal 2003, we continued to support our pre-clinical projects including the services provided to UCB. These activities incurred an additional operating expenditure of $0.9 million and $0.4 million in this project for fiscal 2003 and fiscal 2002 respectively, as compared to those incurred for the immediate preceding fiscal period.

We expect the research and development expenditures for the year ending December 31, 2004 (“fiscal 2004”) to be higher than those incurred in fiscal 2003. A significant portion of the research and development expenditures in fiscal 2004 will be incurred in the following activities:

1)

RSD1235 Intravenous Project
We will continue our work on ACT 1 and ACT 2 and begin work on ACT 3. We expect to initiate patient dosing for ACT 2 in the first quarter of 2004, complete ACT 1 in the second half of 2004, complete ACT 2 in the first half of 2005 and initiate ACT 3 in the second half of 2004.

2)	RSD1235 Oral Project We will continue our oral formulation work and begin our regulatory work for initiation of a Phase I clinical study in the fourth quarter of 2004.

3)

Oxypurinol CHF Project
We will continue our work on OPT-CHF, EXOTIC-EF and LaPlata; studies in patients with heart failure. We expect to complete patient recruitment for OPT-CHF in the fourth quarter of 2004, to report on the results for EXOTIC-EF and LaPlata in the second and third quarters of 2004 respectively, with results for OPT-CHF in mid 2005.

4)

Oxypurinol Gout Project
The six-month review date for the NDA submission is June 23, 2004. We are evaluating our strategy for the distribution of oxypurinol, considering whether to sell oxypurinol directly or enter into other marketing arrangements.

General and Administration Expenditures

General and administration expenditures for fiscal 2003 were $5.6 million as compared to $3.8 million and $1.9 million for fiscal 2002 and fiscal 2001, respectively. The increase of $1.8 million in general and administration expenditures for fiscal 2003, as compared to fiscal 2002, was primarily due to the recognition of stock-based compensation expense of $1.4 million ($Nil for fiscal 2002), the inclusion of an additional month of operating expenditures as a result of the change of fiscal year-end, and increased business development activities related to licensing of RSD1235 Intravenous Project. The increase of $1.9 million in general and administration expenditures for fiscal 2002, as compared to fiscal 2001, was attributed to the increased expenditures of $1.7 million and $0.2 million associated with the expanded corporate development activities, and business development activities respectively.

We expect the general and administration expenditures for the twelve months ending December 31, 2004 to be lower than those incurred in fiscal 2003 covering thirteen months of operations.

Amortization

We recorded $6.0 million of amortization for fiscal 2003, compared to $4.4 million and $0.6 million for fiscal 2002 and fiscal 2001, respectively. The increase of $1.6 million in amortization for fiscal 2003, as compared to fiscal 2002 was due to the additional four months of amortization of the acquired technology licenses as a result of the acquisition of Cardiome, Inc. in March 2002. The increase of $3.8 million in amortization for fiscal 2002, as compared to fiscal 2001, was primarily due to the amortization of the acquired technology licenses as a result of the acquisition of Cardiome, Inc. The remaining increase was attributed to the capital assets and intellectual property rights acquired during fiscal 2002.

Other Income

Interest and other income was $0.5 million for fiscal 2003, compared to $0.6 million and $0.3 million for fiscal 2002 and fiscal 2001 respectively. The decline of interest income of $0.1 million for fiscal 2003, as compared to fiscal 2002, was mainly due to the lower market interest rate in fiscal 2003, as compared to fiscal 2002. This impact was offset by the higher average cash and short-term investment balances and the inclusion of an additional month of interest income as a result of the change of fiscal year-end. The increase in fiscal 2002, as compared to fiscal 2001, was the result of the increase in interest income of $0.2 million due to the higher average cash and short-term investment balances and the gain on the disposition of short-term investments of $0.1 million.

Future income tax recovery

The future income tax recovery results from the amortization of the intangible assets acquired from Cardiome, Inc. The increase for fiscal 2003, compared to fiscal 2002, reflects the additional amortization.

QUARTERLY FINANCIAL DATA

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	Four months	Three months	Three months	Three months
	ended	ended	ended	ended
2003	December 31	August 31 (1)	May 31 (1)	February 28 (1)
Total revenue	$4,986,808	$342,522	$340,736	$377,127
Research and development expenses	7,747,825	3,439,002	2,485,027	3,256,164
General and administration	2,105,198	1,173,754	1,407,816	944,282
Net loss	(5,852,747)	(5,057,868)	(4,376,240)	(4,578,958)
Net loss per common share	(0.16)	(0.16)	(0.15)	(0.16)

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
2002	November 30	August 31	May 31	February 28
Total revenue	$378,172	$1,314,627	$37,805	$37,805
Research and development expenses	3,361,583	2,726,638	2,447,361	1,223,860
General and administration	1,214,222	943,987	1,115,653	486,144
Net loss	(5,108,584)	(3,096,792)	(4,062,499)	(1,761,831)
Net loss per common share	(0.17)	(0.11)	(0.15)	(0.17)

(1)
Adjusted to reflect the prospective adoption of the CICA new Handbook Section 3870, Stock-Based Compensation and Other Stock Based Payments, as of the adoption occurred December 1, 2002. The impact of this adoption were as follows:

	i.	increase of research and development expenses for first, second and third quarter by $39,529, $82,168, and $120,243 respectively;
	ii.	increase of general and administration expenses for first, second and third quarter by $221,735, $490,448, and $258,151 respectively; and
	iii.	increase of net loss for first, second and third quarter by $261,264, $572,616, and $378,394 respectively.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations, capital expenditures and technology acquisition primarily through public offering and private placement of common shares, collaborative research and licensing fees, interest income and grant income. Since we changed our business to research and development in 1992, we have received net proceeds of approximately $81 million through public offering and private placement of common shares. Approximately $29 million of these net proceeds were provided by the issuance of common shares pursuant to the two financings completed in fiscal 2003. The terms of these financing are detailed in notes 10 [b] [i] and [ii] of the consolidated financial statements. In addition, we collected $13.1 million (US$10 million) upon the closing of our collaboration and licensing agreement with Fujisawa as described in note 12 [b].

Capital expenditures paid by cash during fiscal 2003 were $0.4 million, comprising $0.3 million in capital assets and $0.1 million in intellectual property rights.

At December 31, 2003, we had working capital of $40.5 million as compared to $16.9 million at November 30, 2002. We had available cash reserves, comprised of cash, cash equivalents and short-term investments of $44.6 million at December 31, 2003 as compared to $19.7 million at November 30, 2002.

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.

We believe that our cash position, together with the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for the next two fiscal years. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

RISKS AND UNCERTAINTIES

In addition to the financial risks mentioned above, we are subject to a number of other risks and uncertainties that are inherent to the development of any new technology and to the biotechnology industry. The risks and uncertainties include: (i) our ability to successfully complete pre-clinical and clinical development of our products, (ii) our ability to complete corporate alliances relating to the development and commercialization of our technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of our products, (iv) our ability to obtain or the timeliness of obtaining patent and other intellectual property protection for our technologies and products, (v) market acceptance of our technologies and products, (vi) the competitive environment and impact of technological change, (vii) the continued availability of capital to finance our activities, and (viii) our ability to manage future growth effectively. These risks and uncertainties should be considered carefully and readers are cautioned if any of such risks actually occur, the financial condition or results of operations could be materially adversely affected. To the extent possible, management implements strategies to reduce or mitigate these risks and uncertainties associated with our business.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conduct an independent examination, in accordance with Canadian and United States generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Bob Rieder”	“Doug Janzen”

Robert Rieder	Doug Janzen
President and Chief Executive Officer	Chief Financial Officer

AUDITORS’ REPORT

To the Shareholders of
Cardiome Pharma Corp.

We have audited the consolidated balance sheets of Cardiome Pharma Corp. as at December 31, 2003 and November 30, 2002 and the consolidated statements of loss and deficit and cash flows for the thirteen months ended December 31, 2003 and for each of the years in the two year period ended November 30, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and November 30, 2002 and the results of its operations and its cash flows for the thirteen months ended December 31, 2003 and for each of the years in the two year period ended November 30, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for stock-based compensation and income taxes.

Vancouver, Canada,
February 26, 2004 (except as to
Note 19 [a] and [b] which are as of March 8, 2004).	Chartered Accountants

Cardiome Pharma Corp.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	December 31	November 30
	2003	2002
	$	$
		[Restated -
		note 4[b]]
ASSETS
Current
Cash and cash equivalents [note 6]	13,978,880	1,430,349
Short-term investments [notes 6 and 9]	30,604,031	18,306,028
Amounts receivable [note 5]	4,360,377	512,667
Prepaid expenses	798,004	71,199
Total current assets	49,741,292	20,320,243
Capital assets [note 7]	849,689	399,646
Intangible and other assets [note 8]	41,533,337	47,081,861
	92,124,318	67,801,750

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 14]	4,343,118	2,882,789
Deferred revenue [note 12]	4,893,400	529,068
Current portion of capital lease obligations [note 11[b]]	27,045	25,220
Total current liabilities	9,263,563	3,437,077
Capital lease obligations [note 11[b]]	7,040	36,260
Deferred revenue [note 12]	8,304,168	925,865
Future income tax liability [note 13]	15,860,000	17,970,000
Total liabilities	33,434,771	22,369,202

Shareholders’ equity
Share capital [note 10[b]]	119,645,857	88,582,098
Contributed surplus [note 3]	3,335,319	1,276,266
Deficit	(64,291,629)	(44,425,816)
Total shareholders’ equity	58,689,547	45,432,548
	92,124,318	67,801,750

Commitments and contingencies [notes 11 and 15]

See accompanying notes

On behalf of the Board:

"Fred Mermelstein"	"Robert Rieder"

Director	Director

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in Canadian dollars)

	Thirteen
	months ended
	December 31	Years ended November 30
	2003	2002	2001
	$	$	$
		[Restated -
		note 4[b]]
REVENUE
Licensing fees [note 12]	1,350,366	1,480,641	166,580
Research collaborative fees [note 12]	4,696,827	287,768	30,448
	6,047,193	1,768,409	197,028

EXPENSES
Research and development	16,928,018	9,759,442	5,206,731
General and administration	5,631,050	3,760,006	1,945,163
Amortization	6,028,230	4,441,501	550,097
	28,587,298	17,960,949	7,701,991
Operating loss	(22,540,105)	(16,192,540)	(7,504,963)

OTHER INCOME
Interest and other income	564,292	632,834	347,078

Loss before income taxes	(21,975,813)	(15,559,706)	(7,157,885)
Future income tax recovery [note 13]	2,110,000	1,530,000	—

Net loss for the period	(19,865,813)	(14,029,706)	(7,157,885)
Deficit, beginning of period	(44,425,816)	(30,396,110)	(22,810,225)
Adjustment for future income taxes [note 3[b]]	—	—	(428,000)
Deficit, end of period	(64,291,629)	(44,425,816)	(30,396,110)

Basic and diluted loss per common share [note 10[g]]	(0.63)	(0.60)	(0.69)

Weighted average number of
common shares outstanding [note 10[g]]	31,470,279	23,560,044	10,304,579

See accompanying notes

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars)

	Thirteen
	months ended
	December 31	Years ended November 30
	2003	2002	2001
	$	$	$
		[Restated -
		note 4[b]]
OPERATING ACTIVITIES
Loss for the period	(19,865,813)	(14,029,706)	(7,157,885)
Add items not affecting cash:
Amortization	6,028,230	4,441,501	550,097
Stock-based compensation	2,059,053	84,000	136,000
Future income tax recovery	(2,110,000)	(1,530,000)	—
Changes in non-cash working capital items relating to
operations:
Amounts receivable	(3,847,710)	(336,655)	143,701
Prepaid expenses	(726,805)	—	—
Accounts payable and accrued liabilities	948,087	1,741,108	(214,156)
Deferred revenue	11,742,635	106,559	(151,224)
Cash used in operating activities	(5,772,323)	(9,523,193)	(6,693,467)

FINANCING ACTIVITIES
Issuance of share capital	31,063,759	27,884,444	—
Issuance of special warrants	—	—	966,000
Payment on obligations under capital leases	(27,395)	(15,937)	(41,145)
Repayment of long-term debt	—	(724,574)	(50,161)
Cash provided by financing activities	31,036,364	27,143,933	874,694

INVESTING ACTIVITIES
Acquisition of Cardiome, Inc. [note 4]	—	(1,382,606)	—
Purchase of capital assets	(336,050)	(203,375)	(74,776)
Patent costs capitalized	(81,457)	(481,962)	(125,090)
Purchase of short-term investments	(38,553,131)	(33,717,159)	(8,675,780)
Sale of short-term investments	26,255,128	18,212,961	12,845,611
Increase in deferred acquisition costs	—	—	(16,921)
Cash provided by (used in) investing activities	(12,715,510)	(17,572,141)	3,953,044

Increase (decrease) in cash and cash equivalents
during the period	12,548,531	48,599	(1,865,729)
Cash and cash equivalents, beginning of period	1,430,349	1,381,750	3,247,479
Cash and cash equivalents, end of period	13,978,880	1,430,349	1,381,750

Supplemental cash flow information:
Interest paid	3,439	3,039	5,369

See accompanying notes

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. The Company changed its name to Nortran Pharmaceuticals Inc. on June 24, 1992 and subsequently to Cardiome Pharma Corp. on June 20, 2001. On March 8, 2002, the Company was continued under the laws of Canada. The Company is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company changed its fiscal year end from November 30 to December 31, effective December 31, 2003. Accordingly, for the 2003 fiscal period, the Company has reported its annual consolidated financial statements for the thirteen month period ended December 31, 2003.

2.

SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (incorporated in Canada) and Cardiome, Inc. (incorporated in the United States). Intercompany accounts and transactions have been eliminated on consolidation.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Significant areas requiring the use of estimates relate to the assessment of net recoverable value of technology licenses and patents, reporting of revenue recognition and stock-based compensation. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from those estimates.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiary, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate during the period. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the period.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at the lower of cost or market.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are considered available-for-sale and are carried at the lower of cost and market value.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment	5 years
Laboratory equipment under capital lease	Term of lease
Leasehold improvements	Term of lease plus one renewal period
Web-site development costs	3 years

Technology licenses and patent costs

Technology licenses, which includes licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

Management evaluates the recoverability of technology licenses and patents on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, exceed the carrying value of the underlying technology, the excess amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Government grants

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants, collectibility is reasonably assured, and the amounts are non-refundable. During the 13 months ended December 31, 2003, the Company recorded government grants of $76,000 [years ended November 30, 2002 - $37,000; November 30, 2001 - $88,137] as a reduction of research and development expenditures.

Revenue recognition

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured.

Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement, and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization. At December 31, 2003 and November 30, 2002, no development costs have been deferred.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Stock-based compensation and other stock-based payments

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 10[d]. Effective December 1, 2002, the Company adopted the fair value method of accounting for stock options granted, modified or settled since December 1, 2002 [note 3[a]].

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

3.	CHANGE IN ACCOUNTING PRINCIPLES

[a] Stock-based compensation and other stock-based payments

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) new Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms. Prior to the adoption of this standard no compensation expense was recognized for stock options issued. The change in this accounting policy did not result in any adjustment to the Company’s opening deficit balance on December 1, 2002. For the thirteen months ended December 31, 2003, the Company recorded $1,991,865 and $67,188 of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees, respectively.

[b] Income taxes

Effective December 1, 2000, the Company adopted the recommendations of the CICA with respect to accounting for income taxes. This change was applied retroactively and resulted in a decrease in technology and an increase in the deficit at December 1, 2000 of $428,000.

4.	BUSINESS COMBINATION AND ADJUSTMENT

[a]
On March 8, 2002, the Company acquired 100% of the outstanding common shares of Cardiome, Inc., a development stage enterprise. The acquisition provides the Company with certain intellectual property rights, under a license from the John Hopkins University, relating to the use of xanthine oxidase inhibitors for treatment of congestive heart failure (the “CHF technology”), other cardiovascular disorders and neuromuscular disease. The acquisition also provides the Company with the rights, under an exclusive worldwide sublicense from ILEX Oncology, Inc. (“ILEX”), to ILEX’s rights under its license agreement with Burroughs Welcome Co. and The Wellcome Foundations, Ltd. to oxypurinol for the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. ILEX also granted the Company an exclusive license to certain safety and efficacy clinical data, know-how and an option to acquire additional efficacy clinical data of oxypurinol for the treatment of gout. Oxypurinol is one of the known xanthine oxidase inhibitor. The Company expected that the combination of these licenses would potentially expedite the development of the CHF technology directly into Phase II clinical trial. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Cardiome, Inc. The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

4.	BUSINESS COMBINATION AND ADJUSTMENT (cont’d.)

The purchase price has been allocated to the fair value of Cardiome, Inc.’s identifiable net assets and liabilities in accordance with the purchase method as follows:

$

Assets acquired:
Cash	624
Other assets	560,368
License technology	48,897,408
Total assets acquired	49,458,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Future income tax liability	19,500,000
Total liabilities assumed	20,578,613
Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,480,261
Transaction costs	1,399,526
Total consideration	28,879,787

The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company’s evaluation of such assets and liabilities following the closing of the acquisition. The value of the common shares issued was determined to be $3.36 per share using the three-day average quoted market price of the Company’s common shares on the Toronto Stock Exchange for the period from December 20 to 22, 2001. December 21, 2001 was the date on which the terms of the acquisition were agreed to and announced. The amount allocated to the common shares of $27,480,261 is net of costs of registering the shares of $83,149.

[b]
The Company has retroactively restated its 2002 consolidated financial statements to reflect a reduction to the amount of future income tax assets recognized upon the acquisition of Cardiome, Inc. because the more likely than not criteria was not met. Accordingly, the value allocated to license technology was increased by $19,400,000 with a corresponding increase to future income tax liability. This adjustment resulted in an increase in amortization expense for the year ended November 30, 2002 of $1,430,000 with a corresponding increase in future income tax recovery. Net loss and net loss per share for the year ended November 30, 2002 were not affected.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

5.

FINANCIAL INSTRUMENTS AND RISK

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short-term nature. The obligations under capital leases bear interest at rates which, in management’s opinion, approximate the current interest rates and therefore, approximate their fair value.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in Canadian dollars and a significant portion of the Company’s expenses are denominated in United States dollars and Euro dollars.

As at December 31, 2003, included in amounts receivable is an amount of $3,687,645 (US$2,844,308) due from one research collaborator.

6.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $6,472,000 [November 30, 2002 - $1,280,000] of commercial papers, bankers’ acceptances and term deposits with an average interest rate of 2.55% at December 31, 2003 [November 30, 2002 - 1.88%] including $nil [November 30, 2002 - $782,000 (US$500,000)] denominated in U.S. dollars.

Short-term investments mainly comprise commercial papers and term deposits with an average interest rate of 2.31% at December 31, 2003 [November 30, 2002 - 3.17%] and maturities to December 2004 [November 30, 2002 - August 2003] including $6,461,043 (US$4,983,450) [November 30, 2002 - $nil] denominated in U.S. dollars.

At December 31, 2003, the fair value of the short-term investments was approximately $30,624,000 [November 30, 2002 - $18,376,000], based on quoted market prices.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

7.	CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2003
Laboratory equipment	885,960	721,544	164,416
Computer equipment	576,215	446,436	129,779
Office equipment	266,843	120,017	146,826
Laboratory equipment under capital lease	77,418	45,161	32,257
Leasehold improvements	412,036	37,898	374,138
Web-site development costs	13,640	11,367	2,273
	2,232,112	1,382,423	849,689

November 30, 2002
Laboratory equipment	808,783	635,053	173,730
Computer equipment	476,360	374,794	101,566
Office equipment	129,187	86,470	42,717
Laboratory equipment under capital lease	77,418	17,204	60,214
Leasehold improvements	39,065	24,845	14,220
Web-site development costs	13,640	6,441	7,199
	1,544,453	1,144,807	399,646

Included in leasehold improvements at December 31, 2003, is an amount of $371,126 of leasehold improvements under construction for which no amortization has been charged [note 11[a]].

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

8.	INTANGIBLE AND OTHER ASSETS

		Accumulated	Net book
	Cost	amortization	Value
	$	$	$

December 31, 2003
Technology licenses	53,365,070	12,282,502	41,082,568
Patents	1,049,010	598,241	450,769
Total	54,414,080	12,880,743	41,533,337
	[Restated - note 4[b]]
November 30, 2002
Technology licenses	53,365,070	6,600,695	46,764,375
Patents	806,920	489,434	317,486
Total	54,171,990	7,090,129	47,081,861

During the period ended December 31, 2003, the Company recorded additional amortization expense of $42,693 [years ended November 30, 2002 - $227,584; November 30, 2001 - $nil] with respect to patents no longer directly related to the Company’s current focus.

9.

CREDIT FACILITY

At December 31, 2003 and November 30, 2002, the Company had available a corporate credit card facility and an unused operating line of credit of $30,000 bearing interest at the bank’s prime rate and payable on demand. A cashable certificate of $100,000 [November 30, 2002 - $100,000] included in short-term investments is pledged as security against these facilities.

10.	SHARE CAPITAL

[a] Authorized

On May 12, 2003, the shareholders of the Company approved the creation of a class of preferred shares, issuable in series, having the rights and restrictions determined by the board of directors of the Company at the time the series is created.

The authorized common share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series of which none are currently issued and outstanding.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.)

[b] Issued

	Number of
Common shares	shares	Amount
	#	$

Balance, November 30, 2000	10,303,962	32,235,393
Issued pursuant to a technology assignment agreement [v]	5,000	16,000
Balance, November 30, 2001	10,308,962	32,251,393
Issued upon conversion of special warrants [iv]	458,583	864,927
Issued for cash upon public offering [iii]	9,309,657	27,908,517
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Cardiome, Inc. [note 4]	8,203,396	27,480,261
Balance, November 30, 2002	28,308,098	88,582,098
Share issuance cost related to a prior share offering	—	(34,100)
Issued upon conversion of special warrants [ii]	3,810,000	7,133,752
Issued for cash upon public offering and exercise of over-
allotment option [i]	4,381,500	21,389,367
Issued for cash upon exercise of options	196,026	600,569
Issued for cash upon exercise of warrants	594,484	1,974,171
Issued pursuant to exercise of warrants on cashless
basis [iii]	25,601	—
Balance, December 31, 2003	37,315,709	119,645,857

[i]
On September 23, 2003, the Company closed a public offering of common shares pursuant to which the Company issued 3,810,000 common shares at a price of $5.25 per common share, resulting in gross proceeds of $20,002,500. In addition, the Company granted the underwriters an over-allotment option to purchase up to 571,500 common shares at $5.25 per share, exercisable not later than 30 days after the closing of the offering. On October 23, 2003, the full over-allotment option was exercised and the Company issued 571,500 common shares at a price of $5.25 per share for gross proceeds of $3,000,375. In connection with the public offering, including the exercise of over-allotment option, the Company paid a cash commission of $1,265,158 and incurred total legal and professional fees of $348,350.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.)

[ii]
On April 10, 2003, the Company completed a private placement of 3,810,000 special warrants for total gross proceeds of $8,010,600, of which 3,762,000 were issued at a price of $2.10 per special warrant and 48,000 were issued at a price of $2.30 per special warrant. Each special warrant entitled the holder to acquire, upon exercise, one common share of the Company and one half of one share purchase warrant, for no additional consideration. Pursuant to a receipt for a final prospectus qualifying the common shares and share purchase warrants on June 5, 2003, the Company issued 3,810,000 common shares and 1,905,000 share purchase warrants upon the automatic exercise of the special warrants. Each whole share purchase warrant entitles the holder to acquire one common share at $2.75 expiring April 10, 2004. In connection with the private placement, the Company paid a cash commission of $480,636 and incurred total legal and professional fees of $396,212.

[iii]
On March 8, 2002, the Company completed a public offering of 9,309,657 units (the “Units”) of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the “Offering”). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a “Warrant”) of the Company. One whole Warrant entitles the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $835,980. In addition, the Company granted brokers’ warrants (“Brokers’ Warrants”) to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering. During the period ended December 31, 2003, 105,596 Broker Warrants were exercised pursuant to a “cashless” exercise provision resulting in the issuance of 25,601 common shares.

[iv]
On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600. Each special warrant was convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitled the holder to acquire one common share at $3.20 expiring October 5 or 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $207,631, and granted 16,691 agent’s warrants to the agent of this financing. Each agent’s warrant entitled the holder to purchase one common share at $2.40 per share until October 10, 2003. On January 30, 2002, pursuant to a prospectus qualifying the underlying common shares and common share purchase warrants, the 458,583 special warrants were converted to 458,583 common shares and 229,292 common share purchase warrants. During the period ended December 31, 2003, the share purchase warrants were exercised for an amount of $707,126.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.)

	[v]	On October 15, 2001, the Company issued 5,000 common shares in settlement of an accounts payable balance of $16,000 with respect to a technology assignment agreement.

	[vi]	As of February 26, 2004, the Company had 37,738,091 common shares issued and outstanding for a total share capital amount of $120,815,510.

[c] Common share purchase warrants As at December 31, 2003 common shares issuable upon exercise of common share purchase warrants and brokers’ warrants were outstanding as follows:

	Exercise	Number of
Date of expiry	price	warrants

March 8, 2004 [note 19 [a]]	$3.80	600,370
March 8, 2004 [note 19 [b]]	$6.64	2,540,157
April 10, 2004	$2.75	1,792,500
February 9, 2007	US $2.40	101,500
February 9, 2007	US $4.80	37,500
February 9, 2007	US $8.00	37,500
Balance as at December 31, 2003		5,109,527

[d] Stock options

On May 28, 2001, the shareholders approved a new stock option plan (“2001 Plan”) for which up to 1,500,000 common shares can be reserved for issuance to executive officers and directors, employees, consultants and clinical advisory board members of the Company. On May 27, 2002, the shareholders of the Company approved amendments to the 2001 Plan which increased the number of the common shares issuable under the plan to 5,500,000. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. At December 31, 2003, the Company has 745,390 [November 30, 2002 - 1,863,062] common shares available for future issuance under the 2001 Plan.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.) At December 31, 2003, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

		Options outstanding		Options exercisable
		December 31, 2003		December 31, 2003
		Weighted
		average	Weighted	Number of	Weighted
Range of	Number of	remaining	average	common	average
exercise price	common	contractual life	exercise price	shares	exercise price
$	shares issuable	(years)	$	issuable	$

$2.80-$2.92	202,500	3.15	2.91	202,500	2.91
$3.00-$3.82	3,346,084	4.83	3.28	1,976,375	3.26
$4.20-$5.05	582,500	5.34	4.99	47,500	4.27
$5.08-$5.96	395,000	3.07	5.52	318,750	5.58
$6.32-$7.24	32,500	0.77	6.71	32,500	6.71
	4,558,584	4.64	3.70	2,577,625	3.58

Subsequent to December 31, 2003, 110,000 options at an exercise price of $3.43 per common share were exercised, resulting in a balance of 4,453,584 stock options outstanding (of which 2,577,625 are exercisable) at a weighted average exercise price of $3.58 as at February 26, 2004.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.) Stock options activities are summarized as follows:

	Number of	Weighted average
	common shares	exercise
	under option	price
	#	$

Balance, November 30, 2000	919,688	5.16
Options granted	391,250	2.92
Options forfeited	(221,250)	5.04
Options cancelled	(10,000)	4.20
Balance, November 30, 2001	1,079,688	4.37
Options granted	2,784,125	3.28
Options exercised	(27,500)	2.80
Options forfeited	(84,375)	4.23
Options expired	(142,500)	4.68
Balance, November 30, 2002	3,609,438	3.53
Options granted	1,650,750	4.28
Options exercised	(196,026)	3.06
Options forfeited	(355,578)	4.10
Options expired	(150,000)	5.96
Balance, December 31, 2003	4,558,584	3.70

[e] Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. At December 31, 2003, these milestones had not been achieved as the Company no longer pursues this licensed technology.

[f] Stock-based compensation

The estimated fair value of options granted to officers, directors, employees, clinical advisory board members and consultants during the period ended December 31, 2003 is amortized to expense over the vesting period resulting in compensation expense of $2,059,053. This compensation expense is allocated between research and development expenses ($646,405) and general and administration expenses ($1,412,648) on the same basis as cash compensation. The weighted average fair value of stock options granted during the period ended December 31, 2003 was $2.65 per share. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 85%; risk-free interest rate - 3.95% and expected average life of the options - 6 years.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.)

[g] Loss per common share

	Thirteen months
	ended December 31	Years ended November 30
	2003	2002	2001
	$	$	$

Numerator
Loss for the period	(19,865,813)	(14,029,706)	(7,157,885)

Denominator
Weighted average number of common shares
outstanding	31,470,279	23,560,044	10,304,579

Basic and diluted loss per common share	(0.63)	(0.60)	(0.69)

11.	COMMITMENTS

[a] Operating leases

On September 3, 2003, the Company entered into a lease agreement for new office and laboratory space. The term of the lease will be 10 years commencing on March 15, 2004. Annual lease payments will be $301,000 per annum in the first year, increasing by $8,000 each year until the fifth year at which time the annual lease payments will be $333,000 per annum. For each remaining year of the term after the fifth year, the annual lease payments will be $357,000 per annum. The Company may, at its option, extend the term of the lease for three additional two-year periods. The Company’s current lease will expire on March 31, 2004 and requires the Company to make monthly rental payments of approximately $29,000 per month.

Rent expense for the period ended December 31, 2003 amounted to $374,510 [November 30, 2002 - $263,891; November 30, 2001 - $256,020].

In relation to the new premises, the Company has entered into a construction agreement for certain leasehold improvements totaling approximately $1.7 million, of which $371,126 has been incurred improvementsas of December 31, 2003. Pursuant to the lease agreement, the Company will be entitled to a cash tenant improvement allowance of approximately $792,000 from the landlord for leasehold improvements as well as a rent free period. These leasehold inducements will be recorded as received in fiscal 2004 and amortized over the term of the lease.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

11.	COMMITMENTS (cont’d.)

[b] Capital leases The Company leases laboratory equipment under capital lease obligations. Future minimum lease payments under the capital leases are as follows:

$

2004	28,464
2005	7,115
35,579
Less: amount representing interest	(1,495)
34,085
Less: current portion of capital lease obligations	(27,045)
Long term portion of capital lease obligations	7,040

Interest expense during the period ended December 31, 2003 amounted to $3,439 [years ended November 30, 2002 - $3,039; November 30, 2001 - $nil].

[c] Clinical research agreements

The Company has entered into various collaborative clinical research agreements requiring it to fund fixed research expenditures of approximately $5.1 million for various periods ending fiscal 2005.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

11.	COMMITMENTS (cont’d.)

[d] License agreements

[i]
Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, of the licensed technology. The Company is no longer developing this licensed technology. As at December 31, 2003, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

[ii]
Pursuant to a service agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed technology. The Company also has an obligation to pay royalties based on future net sales. The Company is no longer developing this licensed technology. As at December 31, 2003, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

[iii]
Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over the next four years to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs. The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’ written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

[iv]
Pursuant to a license and option agreement, the Company paid US$250,000 in May 2002 upon the exercise of the option to purchase certain clinical data. The acquisition cost has been included in intangible and other assets. The Company is responsible for milestone payments of up to US$3 million based on the successful completion of first phase II clinical trials and FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and commercialization of the product in a hyperuricemic indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. At December 31, 2003, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

12.	COLLABORATIVE AGREEMENTS

[a]

On September 18, 2002, the Company entered into a development and transfer agreement with UCB Farchim S.A. (“UCB”) under which UCB purchased from the Company the exclusive rights to an anti-tussive program. Concurrently, the Company acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and milestone payments of up to US$8 million on the first product developed by UCB and an additional US$3 million for each subsequent product developed. Also, UCB agreed to pay the Company for research services to be provided over an initial period of 12 months, extendable to up to 36 months at a rate of US$600,000 per annum. The Company agreed to pay a royalty to UCB for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002.

The Company received an initial payment of US$1,000,000 in fiscal year ended November 30, 2002. This initial payment was amortized as licensing revenue on a straight-line basis over the maximum 36-month term of the service agreement. During the thirteen months ended December 31, 2003, the Company received research service fees of US$650,000 (November 30, 2002 - US$150,000), which were included in research collaborative fees. Subsequent to December 31, 2003, the Company received notification from UCB that it would not extend the service agreement beyond March 2004. Accordingly, the unamortized deferred revenue balance of $881,777 will be recorded as revenue during the first quarter ending March 31, 2004.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

12.	COLLABORATIVE AGREEMENTS (cont’d.)

[b]

On October 16, 2003, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. (“Fujisawa”) for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to this agreement, effective October 28, 2003, the Company has granted Fujisawa an exclusive license to RSD1235 and its related technology to develop, make and sell intravenous drugs in North America, including a right to sublicense to third parties. The Company retains the rights to the intravenous formulation of RSD1235 for markets outside North America and worldwide rights to the oral formulation of RSD1235 for chronic atrial fibrillation. Under the terms of the agreement, the Company received an up-front payment of $13.093 million (US$10 million) and will be entitled to milestone payments of up to $71 million (US$54 million) based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. Fujisawa has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement.

Under the terms of the agreement, Fujisawa is responsible for 75% and the Company is responsible for 25% of eligible costs associated with the development of intravenous formulation of RSD1235. Fujisawa is also responsible for 100% of the marketing costs for the intravenous application of RSD1235 in North America.

In addition, the Company has the right to require Fujisawa to acquire $5.2 million (US$4 million) of its common shares at a 25% premium to the average closing price of its common shares on the Toronto Stock Exchange over a 30 calendar day period at any time within the twelve-month period after the Effective Date.

This agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of the patent rights or the date upon which sales by other parties exceed a certain percentage of the market in the country for a certain period of time.

The initial upfront payment is recorded as licensing revenue on a straight-line basis over the estimated development period of 36 months. During the thirteen months ended December 31, 2003, the Company charged Fujisawa $647,400 (US$482,774) for project management and $3,126,542 (US$2,361,534) for research and development cost recoveries, which were included in research collaborative fees.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

13.

INCOME TAXES

At December 31, 2003, the Company has investment tax credits of $4,746,000 [November 30, 2002 - $3,623,000] available to reduce future income taxes otherwise payable. The Company also has loss carryforwards of $21,457,000 [November 30, 2002 - $22,323,000] available to offset future tax income in Canada ($10,919,000) and the United States ($10,538,000). The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses
	$	$

2004	4,000	1,101,000
2005	62,000	24,000
2006	111,000	—
2007	261,000	—
2008	520,000	1,142,000
2009	402,000	8,652,000
2010	559,000	—
2011	786,000	—
2012	954,000	—
2013	1,087,000	—
2022	—	2,883,000
2023	—	7,655,000
	4,746,000	21,457,000

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

13.	INCOME TAXES (cont’d.) Significant components of the Company’s future tax assets and liabilities are shown below:

	December 31	November 30
	2003	2002
	$	$

Future tax assets:
Tax loss carryforwards	8,093,000	7,964,000
Research and development deductions and credits	9,482,000	7,338,000
Tax values of depreciable assets in excess of accounting values	793,000	720,000
Revenue unearned for accounting purposes	4,701,000	518,000
Share issue costs	747,000	1,088,000
Other items	3,000	3,000
Total future tax assets	23,819,000	17,631,000
Valuation allowance	(23,708,000)	(17,408,000)
Total future tax assets	111,000	223,000

Future tax liabilities:
Accounting value of technology in excess of tax value	(15,971,000)	(18,193,000)
Total future tax liabilities	(15,971,000)	(18,193,000)
Net future tax liabilities	(15,860,000)	(17,970,000)

The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no future tax assets were recorded at December 31, 2003 and November 30, 2002.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

13.	INCOME TAXES (cont’d.) The reconciliation of income tax computed at the statutory tax rates to income tax expense (recovery), using a 37.75% [2002 - 40.04%; 2001 - 44.62%] statutory tax rate, is:

		Thirteen
		months ended
		December 31	Years ended November 30
		2003	2002	2001
		$	$	$
	Tax provision at combined statutory income
	tax rate	(8,296,000)	(6,230,000)	(3,193,900)
	(Utilization of losses) / occurrence of losses	(208,000)	3,490,000	1,784,000
	Amortization in excess of capital cost
	allowance for tax	135,000	248,000	245,500
	Research and development expenses
	not deducted for tax purposes	1,412,000	1,297,000	1,383,100
	Share issue costs	(557,000)	(394,000)	(158,300)
	Non-deductible expenses	777,000	—	—
	Revenue unearned for accounting purposes	4,433,000	43,000	(67,400)
	Other	194,000	16,000	7,000
	Future income tax recovery	(2,110,000)	(1,530,000)	—

14.	RELATED PARTY TRANSACTIONS The Company has incurred expenses for services provided to related parties as follows:

	December 31	November 30
	2003	2002	2001
	$	$	$

Companies with a common director for:
- contract research services	—	—	16,838
Directors for:
- research consulting services	—	20,833	113,732
- administrative consulting services	—	2,500	16,500
Law firm in which an officer is a partner for:
- legal services	—	100,159	—

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

14.

RELATED PARTY TRANSACTIONS (cont’d.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms. The amount noted for legal services relates to services provided since the appointment of the individual as an officer.

Included in accounts payable and accrued liabilities at December 31, 2003 is $nil [November 30, 2002 - $27,355; November 30, 2001 - $84,709] owing to related parties for services provided as described above.

15.	CONTINGENCIES

[a]
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

[b]
The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]
The Company entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

16.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]
As described in note 3, the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $111,280 difference in technology and deficit under U.S. GAAP for the period ended December 31, 2003 [November 30, 2002 - $222,560; November 30, 2001 -$325,280].

[b]
For reconciliation purposes to U.S. GAAP for the years ended November 30, 2002 and 2001, the Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company’s stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded compensation expense in respect of options granted to executive officers, directors and employees below fair market value amounted to $10,000 for the year ended November 30, 2002 [2001 - $44,100].

[c]
Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions for the years ended November 30, 2002 and 2001 respectively: dividend yield 0.0%; expected volatility 93% and 99%; risk-free interest rate 3.0% and 5.0%; and expected average option life of 3.8 and 4.5 years. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $76,799 for the year ended November 30, 2002 [2001 -$35,000] in respect of options earned by non-employees.

[d]
Under U.S. GAAP, short-term investments are classified as available-for-sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

16.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[e]

For purposes of Canadian GAAP, the effect of the change in accounting principle for revenue recognition applied in fiscal 2001 was applied retroactively and all prior years were restated.

For purposes of U.S. GAAP, this change in accounting principle was applied as a cumulative effect adjustment to the fiscal 2001 reported net loss.

The effect of the above on the Company’s consolidated financial statements is set out below: Consolidated statements of loss and deficit

	Thirteen months
	ended December 31	Years ended November 30
	2003	2002	2001
	$	$	$

Loss for the period, Canadian GAAP	(19,865,813)	(14,029,706)	(7,157,885)
Amortization of other assets [note 16[a]]	(111,280)	(102,720)	(102,720)
Adjustment for stock-based compensation
- employees [note 16[b]]	—	(10,000)	(44,100)
- non-employees [note 16[c]]	—	(76,799)	(35,000)
Loss for the period, U.S. GAAP before cumulative
effect of change in accounting policy	(19,977,093)	(14,219,225)	(7,339,705)
Cumulative effect of change in accounting policy
[note 16[e]]	—	—	(1,499,598)
Loss for the period, U.S. GAAP	(19,977,093)	(14,219,225)	(8,839,303)
Reclassification adjustment for unrealized gains on
short-term investments	(72,509)	(29,591)	(117,662)
Unrealized gains on investments [note 16[d]]	19,973	72,509	29,591
Comprehensive loss for the period, U.S. GAAP	(20,029,629)	(14,176,307)	(8,927,374)

Loss for the period, U.S. GAAP	(19,977,093)	(14,219,225)	(8,839,303)

Weighted average number of common shares
outstanding, U.S. GAAP	31,470,279	23,560,044	10,304,579

Basic and diluted loss per common share, U.S. GAAP:
Before change in accounting policy	(0.63)	(0.60)	(0.71)
Change in accounting policy	—	—	(0.15)
Basic and diluted loss per common share,
U.S. GAAP	(0.63)	(0.60)	(0.86)

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and November 30, 2002	(expressed in Canadian dollars)

16.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.) Balance sheets Material variations in balance sheet accounts under U.S. GAAP are as follows:

	December 31	November 30
	2003	2002
	$	$

Cash and cash equivalents [note 16[d]]	13,978,880	1,432,392
Short-term investments [note 16[d]]	30,624,004	18,376,494
Intangible and other assets [note 16[a]]	41,644,617	47,304,421
Accumulated other comprehensive income [note 16[e]]	19,973	72,509
Contributed surplus [notes 16[b], [c] and [d]]	4,256,368	2,197,315
Deficit	(65,101,398)	(45,124,305)

17.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada. During the period ended December 31, 2003, 25% and 75% of total revenue are derived from one collaborator in Switzerland and two collaborators in the United States respectively [years ended November 30, 2002 - 76%, 21% and 3% from three collaborators in Sweden, Switzerland and United States; November 30, 2001 - 92% and 8% from two collaborators in Sweden and United States].

18.	COMPARATIVE FIGURES Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period and the adjustment described in note 4[b].

19.	SUBSEQUENT EVENTS

	[a]	Subsequent to December 31, 2003, 600,370 warrants were exercised at a price of $3.80.

	[b]	On March 8, 2004, 2,540,157 warrants expired unexercised.